January 21, 2014

Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Bristow Group Inc.
Form 10-K for the year ended March 31, 2013
Filed May 23, 2013
File No. 001-31617

Dear Ms. Cvrkel:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by later dated January 9, 2014 regarding the Form 10-K for the fiscal year ended March 31, 2013 filed May 23, 2013 by Bristow Group Inc. (the “Company”). For convenience, we have included the Staff’s original comments verbatim and added our responses below.

Item 1. Business

Overview, page 3

1.

Reference is made to the table presenting the percentage of LACE leased as of March 31, 2013. Please tell us and revise your disclosure such as in a footnote to describe in clearer detail how the percentages, including the total, were calculated as it is not apparent from your current disclosure.

Response: The purpose of this disclosure is to provide information regarding the portion of our Large AirCraft Equivalent (“LACE”) that we lease at each of our business units and on a consolidated basis. This is calculated by taking the total LACE for leased aircraft divided by the total LACE for all aircraft we operate, including both owned and leased aircraft. We will add disclosure on the calculation of the percentages in this table to future filings.

Bristow Group Inc. 2103 City West Blvd., 4th Floor Houston, Texas 77042, United States

t (713) 267 7600 f (713) 267 7620 bristowgroup.com

Note 1-Operations, Basis of Presentation, and Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page 75

2.

We note from your disclosures in the penultimate paragraph on page 75 that during fiscal 2013, you reclassified four large aircraft previously classified as held for sale to aircraft and equipment as they were returned to operational status, and as a result, you reversed previously recorded impairment charges of $8.7 million which have been included in gain (loss) on disposal of assets on the consolidated statements of income. In this regard, please explain to us why you believe the reversal of previously recognized impairment charges of $8.7 million was appropriate upon reclassifying the four large aircraft previously held for sale to aircraft and equipment. As part of your response, please tell us how your accounting treatment complies with the guidance prescribed in ASC 360-10-35-44 which requires that such assets be measured at the lower of (a) its carrying amount before the asset (disposal group) was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the asset (disposal group) been continuously classified as held and used; or (b) its fair value at the date of the subsequent decision not to sell. Please provide us with your calculation for determining the amount(s) recorded within your financial statements upon returning the four aircraft to operational status in accordance with the guidance noted above. We may have further comment upon receipt of your response.

Response: The four aircraft previously held for sale were Eurocopter AS332L model large aircraft, an older model type that we were in the process of removing from our operational fleet given the demand for newer technology large aircraft consisting primarily of the Eurocopter EC225 and Sikorsky S-92 models. As the AS332L model aircraft were removed from operations, these aircraft were being actively marketed for sale. We sold nine AS332L’s in a transaction in March 2012 resulting in a loss of $5.6 million and had another seven AS332L’s classified as held for sale as of March 31, 2012. The March 2012 sale transaction provided us with the best estimate of fair value for this model aircraft at that time with proceeds for individual aircraft sold in that transaction ranging from $1 million for aircraft due major maintenance checks up to $4 million for aircraft where normal major maintenance checks had more recently been completed. We recorded impairment charges on the seven AS332L’s held for sale as of March 31, 2012 totaling $23.3 million. Six of these aircraft were reduced in carrying value to $1 million as they were near or at the number of hours flown that trigger a requirement for normal major maintenance checks. The last aircraft was included as part of the March 2012 sale agreement with an agreed upon sale price of $3.1 million; however, this sale was not expected to be completed until later in fiscal year 2013. All seven of these aircraft had previously operated in the U.K., Norway and Australia and had been replaced by EC225 and S-92 aircraft.

On October 22, 2012, an incident occurred with an EC225 helicopter operated by another helicopter company, which resulted in a controlled ditching on the North Sea, south of the Shetland Isles, U.K. Related to this incident, the Civil Aviation Authorities in the U.K. and Norway issued safety directives requiring operators to suspend operations of EC225 model aircraft. As a result, we suspended operations of a total of 16 EC225 aircraft: 12 in the U.K., three in Australia and one in Norway. In order to mitigate the impact on our clients and to meet client demand that was previously being served by our EC225 fleet, we increased the utilization of other aircraft in our operational fleet, implemented plans to return certain of the AS332L aircraft to service and entered into an agreement to purchase ten S-92 large aircraft with options for 16 more. During the December 2012 quarter, based on an analysis of fleet requirements and discussions with our clients, management made the decision to return two AS332L’s to service, one in the U.K. and one in Australia. During the March 2013 quarter, a similar decision was made to return another two AS332L’s to service in the U.K.

The three aircraft returned to operation in the U.K. were due normal major maintenance checks and a decision was made to commence these checks along with the decision to return the aircraft to operations. The aircraft returned to service in Australia was the aircraft that was included as part of the March 2012 sale agreement. This sale had not yet been finalized as of December 2012. This sale was eventually cancelled as a result of the demand for this aircraft in our fleet. All four of these aircraft are still operating in these markets as we continue the process of returning the EC225’s to commercial service.

The decision made by management to return these four aircraft to operational condition in the December 2012 and March 2013 quarters resulted in our reclassification of these aircraft out of held for sale and back into property and equipment. We applied the guidance in ASC 360-10-35-44 in making this determination, which reads as follows:

If circumstances arise that previously were considered unlikely and, as a result, an entity decides not to sell a long-lived asset (disposal group) previously classified as held for sale, the asset (disposal group) shall be reclassified as held and used. A long-lived asset that is reclassified shall be measured individually at the lower of the following:

a.

Its carrying amount before the asset (disposal group) was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the asset (disposal group) been continuously classified as held and used

b.	Its fair value at the date of the subsequent decision not to sell.

Our best estimate of the fair value of the aircraft returned to operation in Australia was the existing agreed-upon sale value of $3.1 million per the March 2012 agreement. As such, this aircraft was reclassified to property and equipment as of December 31, 2012, with no adjustment in value. No adjustment was required for depreciation on this aircraft as the aircraft had been fully depreciated when it was originally reclassified to held for sale.

In order to determine the fair value of the three aircraft returned to operation in the U.K., we needed to determine fair value for aircraft where normal major maintenance had recently been completed, because the decision by management to return these aircraft to operation resulted in the need to complete these normal major maintenance checks due on these aircraft. We reviewed the indicative sales values of the aircraft sold in the March 2012 transaction, noting that the aircraft that most recently had a major check completed was sold for $4 million. However, as these three aircraft would have just been through checks (while the aircraft sold in the March 2012 transaction had operated for a period following its check and prior to its sale), we did further research on fair value. A significant source within the helicopter industry for fair value information is the helicopter blue book provided by Helivalue$, Inc. The Helivalue$ blue book values for AS332L model aircraft with a high level of overall total hours flown ranged from $4.5 million to $5 million. Our management believed that these values were the best indicators of fair value for these three aircraft with recent normal major maintenance checks and we therefore used the low end value indicated of $4.5 million as the fair value upon reclassifying these aircraft as held for use within property and equipment. As one aircraft had a carrying value of $7.5 million when originally classified as held for sale, a reversal of impairment charge of $3.5 million was recorded in the December 2012 quarter. As the other two aircraft had carrying values of $3.6 million each when originally classified as held for sale, based on the guidance in ASC 360-10-35-44 a reversal of impairment charges of $2.6 million per aircraft was recorded in the March 2013 quarter. No adjustment was required for depreciation on these two aircraft as the aircraft had been fully depreciated when they were originally reclassified to held for sale.

The aircraft referenced above were reclassified to held for use based on circumstances described that resulted from management’s decision to not sell these aircraft. As of the dates we decided not to sell these aircraft and return them to operational condition, we properly recorded these aircraft as described above at the lesser of their original carrying amount before the aircraft were classified as held for sale, adjusted for any depreciation expense that would have been recognized had the aircraft been continuously classified as held and used, or the current fair value as operational aircraft.

Revenue Recognition, page 76

3.	Please expand to discuss revenue recognition from your training business unit, Bristow Academy, as this source differs from those described in the note to the financial statements.

Response: Bristow Academy primarily earns revenue from military training, flight training provided to individual students and ground school courses.

We recognize revenue from military training on a phased basis as the training services are provided. There are multiple phases of training for each student. We recognize revenue for each month over which a phase is occurring by recording revenue equal to the percentage of the number of training days that it takes to complete that phase that occurs during such month multiplied by the total price for the phase.

Services provided for individual flight training and ground school courses are recognized in the period the service is provided. For flight training, each flight or other time with an instructor is logged and revenue is recognized based on the number of hours utilized. For ground school courses, we recognize revenue for each month a student is in a course by recording revenue equal to the percentage of the course that occurs during such month multiplied by the total course price. In each instance, we only recognize revenue when it is both realized or realizable and earned similar to our revenue from commercial helicopter services. We consider revenue to be realized or realizable and earned when the following conditions exist: there is persuasive evidence of an arrangement, generally a contract exists; the services have been performed or delivered to the client or student; the sales price is fixed and determinable; and collection has occurred or is probable.

We will expand our revenue recognition policy disclosure to include a discussion of revenue sources for Bristow Academy in the notes to our financial statements in future filings.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to answering any questions you may have on our responses and providing you with any additional information that you may require. Please feel free to contact me by phone at (713) 267-7627 or by fax at (713) 267-7649.

Sincerely, Bristow Group Inc

/s/ Jonathan E. Baliff
Jonathan E. Baliff Senior Vice President, Chief Financial Officer

cc:	Brian J. Allman, Vice President, Chief Accounting Officer
E. Chipman Earle, Senior Vice President, General Counsel
John D. Geddes, Baker Botts L.L.P.
John D. Hopkins, KPMG LLP
Effie Simpson, Securities and Exchange Commission
Jean Yu, Securities and Exchange Commission